UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 13, 2019
(Date of earliest event reported)

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

Maryland	51-1867397
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1819 Main Street, Suite 212
Sarasota, Florida 34236
(Full mailing address of principal executive offices)

(941) 955-7900
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 1. FUNDAMENTAL CHANGES

On March 19, 2019 (the “Closing”), HC Government Realty Trust, Inc., a Maryland corporation (the “Company”) consummated a recapitalization transaction (the “Recapitalization”) with Hale Partnership Capital Management, LLC (“Hale”) and certain affiliated investors (each, an “Investor” and collectively, the “Investors”) , pursuant to which (i) certain of such Investors have provided a $10,500,000 mezzanine loan to the Company through the Company’s operating partnership, HC Government Realty Trust, L.P., a Delaware limited partnership (the “OP”), (ii) certain of such Investors purchased 1,050,000 shares of the Company’s 10.00% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”) and (iii) an Investor purchased 300,000 shares of the Company’s newly issued common stock (the “Common Stock”).

Loan Agreement

In connection with the Closing of the Recapitalization, on March 19, 2019, the Company, through the OP, the Investors and HCM Agency, LLC (the “Agent”), an affiliate of Hale and the collateral agent, entered into a Loan Agreement (the “Loan Agreement”) pursuant to which certain of the Investors, as lenders (the “Lenders”) provided a $10,500,000 senior secured term loan to the Company (the “Loan”), with an option to fund up to an additional $10,000,000 in term loans, subject to customary terms and conditions, pursuant to which all such debt will accrue interest and mature on the same terms (the “Mezzanine Debt”).

The Loan is not evidenced by a promissory note. However, pursuant to the Loan Agreement, promissory notes evidencing the Loan and/or the Mezzanine Debt may be issued in the future at the request of the Lenders.

The Mezzanine Debt will accrue interest at a rate of fourteen percent (14%) per annum. Such interest will be paid in monthly, interest-only cash payments payable in arrears at a rate of twelve percent (12%) per annum plus (i) a cash payment at a rate of two percent (2%) per annum, (ii) an increase in the principal of the Mezzanine Debt equal to two percent (2%) per annum or (iii) a combination of both (i) and (ii) above, which such combined amount will be equal to two percent (2%) per annum. The Company is required to repay all outstanding principal and any accrued but unpaid interest on or before March 19, 2022. All outstanding principal and any accrued but unpaid interest shall become immediately due and payable upon certain events including, but not limited to, an initial public offering of the Company’s common stock.

The Mezzanine Debt is secured by a security interest in the accounts receivable and other personal property of the OP, the Company and its subsidiaries, including the OP’s ownership interest in its subsidiaries. The Company and Holmwood Portfolio Holdings, LLC, a limited partner in the OP (the “LP”), also entered into customary guaranty agreements related to the payment by and performance of the OP of its obligations under the Loan Agreement.

The Loan Agreement also includes customary representations, warranties, covenants and terms and conditions for transactions of this type, including a minimum fixed charge coverage ratio, limitations on incurrence of debt, liens, investments and mergers and asset dispositions, covenants to preserve corporate existence and comply with laws, covenants on the use of proceeds of the Mezzanine Debt and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, non-performance of covenants, failure to pay other outstanding debt and the Company’s failure to maintain its REIT status. The occurrence of an event of default under the Loan Agreement could result in all loans and other obligations becoming immediately due and payable and allow the Agent to exercise all rights and remedies available to it as collateral agent including the foreclosure of all liens granted under the Loan Agreement.

The foregoing description of the Loan Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Loan Agreement, a copy of which is filed as Exhibit 6.2 to this Current Report on Form 1-U and is incorporated by reference into this Item 1.

Holding Company Guaranty Agreement

Pursuant to the terms of the Loan Agreement, on March 19, 2019, the Company and the LP (collectively, the “Guarantors”) executed a guaranty agreement in favor of the Lenders and the Agent (the “Guaranty”), pursuant to which the Guarantors guarantee full and prompt payment and performance of all obligations of the OP under the Loan Agreement, including, but not limited to, (i) the Mezzanine Debt and all renewals, extensions, amendments, increases, decreases or other modifications of any of the foregoing, (ii) all promissory notes given in renewal, extension, amendment, increase, decrease or other modification thereof and (iii) any and all post-petition interest and expenses (including reasonable attorneys’ fees) whether or not allowed under any bankruptcy, insolvency, or other similar law.

The foregoing description of the Guaranty does not purport to be complete and is subject to and qualified in its entirety by reference to the Guaranty, a copy of which is filed as Exhibit 6.3 to this Current Report on Form 1-U and is incorporated by reference into this Item 1.

Security and Pledge Agreement

Pursuant to the terms of the Loan Agreement, on March 19, 2019, the Company, the OP and the LP (the “Grantors”) entered into a security and pledge agreement (the “Security Agreement”) in favor of the Lenders and Agent pursuant to which the obligations of the OP under the Loan Agreement were secured by liens on all accounts receivable and other personal property of the Grantors, including all investment property, partnership and membership interests, and any and all rights related thereto, subject to certain perfection requirements and exclusions as further detailed therein. The Security Agreement provides for customary representations and warranties, covenants and rights and remedies with respect to the collateral described therein.

The foregoing description of the Security Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Security Agreement, a copy of which is filed as Exhibit 6.4 to this Current Report on Form 1-U and is incorporated by reference into this Item 1.

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SECURITY HOLDERS

Amended and Restated Bylaws

In connection with the Recapitalization, on March 13, 2019, the Board of Directors of the Company (the “Board of Directors”) adopted amended and restated bylaws of the Company (the “Bylaws”). The Bylaws were effective immediately and included, among other things, the following changes:

●
removed the requirement that the Board of Directors be comprised of a majority of independent directors;
●
removed the definition of “independent director;” and
●
removed the authority of the chief executive officer and the president to (i) call a special meeting of the Board of Directors, (ii) accept resignation letters from officers of the Company and (iii) appoint independent inspectors of elections to act as the agent of the Company for the purpose of performing a ministerial review of a special meeting request.

The foregoing description of the Bylaws is not complete and is qualified in its entirety by reference to the complete text of the bylaws, a copy of which is filed as Exhibit 1.2 to the Current Report on Form 1-U and is incorporated by reference into this Item 3.

Articles Supplementary

In connection with the Recapitalization, on March 14, 2019, the Company filed Articles Supplementary with the Maryland State Department of Assessments and Taxation (the “Series B Articles Supplementary”) to classify 2,050,000 shares of its preferred stock, a portion of which are as shares of Class B Preferred Stock to be purchased by Hale pursuant to the Recapitalization. The Series B Articles Supplementary became effective upon filing on March 14, 2019.

Holders of shares of the Series B Preferred Stock are entitled to receive cumulative cash dividends on the Series B Preferred Stock when, as and if authorized by the Board and declared by the Company, payable quarterly in arrears on each January 5th, April 5th, July 5th and October 5th of each year. From the date of original issue, the Company will pay dividends at the rate of 10.00% per annum of the $10.00 liquidation preference per share. Dividends on the Series B Preferred Stock will accrue and be cumulative from the end of the most recent dividend period for which dividends have been paid. With respect to priority of payment of dividends, the Series B Preferred Stock will rank on a parity with the Series A Preferred Stock.

If the Company liquidates, dissolves or winds-up, holders of shares of the Series B Preferred Stock will have the right to receive $10.00 per share of the Series B Preferred Stock, plus an amount equal to all accrued and unpaid dividends (whether or not authorized or declared) to and including the date of payment. With respect to priority of payment of distributions upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, the Series B Preferred Stock will rank on a parity with the Series A Preferred Stock.

The Series B Preferred Stock will automatically convert into common stock upon the occurrence of our initial listing of our common stock on any national securities exchange. As of the date of the listing event, a holder of shares of Series B Preferred Stock will receive a number of shares of common stock in accordance with the conversion formula set forth in the Series B Articles Supplementary. Pursuant to the conversion formula, one share of the Series B Preferred Stock will convert to a number of shares of common stock equal to the original issue price of the Series B Preferred Stock (plus any accrued and unpaid dividends) divided by the lesser of $9.10 or the fair market value of the common stock. If the listing event has not occurred on or prior to March 31, 2020, then holders of the Series B Preferred Stock, at their option, may, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series B Preferred Stock into common stock. Upon exercise of this optional conversion right, a holder of Series B Preferred Stock will receive a number of shares of common stock in accordance with the same conversion formula referenced above.

Subject to the preferential voting rights described below, the Series B Preferred Stock have identical voting rights as our common stock, with each share of Series B Preferred Stock entitling its holder to vote on an as converted basis, on all matters on which our common stockholders are entitled to vote. The Series B Preferred Stock, the Series A Preferred Stock and the common stock vote together as one class. So long as any shares of Series B Preferred Stock remain outstanding, in addition to the voting rights described above, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock voting together as a single class, authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our authorized capital stock into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such capital stock.

In addition, the holders of the Series B Preferred Stock have registration rights that are substantially similar to those granted to the holders of the Series A Preferred Stock.

The foregoing description of the Series B Articles Supplementary is not complete and is qualified in its entirety by reference to the complete text of the Series B Articles Supplementary, a copy of which is filed as Exhibit 1.1 to the Current Report on Form 1-U and is incorporated by reference into this Item 3.

ITEM 6. CHANGES IN CONTROL OF ISSUER

 The Series B Articles Supplementary filed by the Company on March 14, 2019 in connection with the Recapitalization provide that a majority of the members of the Board of Directors will be elected by the holders of a majority of the outstanding shares of Series B Preferred Stock. Our Board of Directors currently has up to seven members. In connection with the closing of the Recapitalization, on March 19, 2019, each of Robert R. Kaplan, Scott A. Musil, William J. Fields and Leo Kiely resigned from his position as a director of the Company’s Board of Directors, and, upon issuance of an aggregate of 1,050,000 shares of the Series B Preferred Stock to the Investors at Closing, the Investors elected Steven A. Hale II, Brad G. Garner, Matthew A. Hultquist and Jeffrey S. Stewart to serve on the Company’s Board of Directors, effective as of March 19, 2019, to serve until their successors are duly elected and qualified. As of March 19, 2019, our Board of Directors is comprised of Messrs. Hale, Garner, Hultquist and Stewart, Mr. Edwin M. Stanton and Dr. Philip Kurlander. It is anticipated that Mr. Hale will be named Chairman of our Board of Directors. Biographical information on our new directors is set forth below.

Steven A. Hale II. Mr. Hale, age 35, has managed the Hale Partnership Fund LP, MGEN-II Hale Fund LP, Clark-Hale Fund LP, and Hale Medical Office Building Fund, LP, via Hale Partnership Capital Management, LLC, since September 2010. In November 2017, Mr. Hale was named Chairman of the Board for Stanley Furniture Company, Inc. (since renamed HG Holdings, Inc.). He has served as Chief Executive Officer of HG Holdings, Inc. since March 2018. Prior to founding Hale Partnership Capital Management, LLC, Mr. Hale worked for Babson Capital Management, LLC where he was responsible for primary coverage of distressed debt investments across a variety of industries including manufacturing commercial real estate, services, and casinos/gaming. Prior to joining Babson, Mr. Hale was a Leveraged Finance Analyst at Bank of America Securities. Mr. Hale graduated from Wake Forest University in 2005, where majored in economics, minored in psychology and religion, and was a 3-year letterman on the varsity football team.

Brad G. Garner. Mr. Garner, age 36, joined Hale Partnership Capital Management, LLC in 2015 as Chief Financial Officer and Partner. In April 2018, Mr. Garner was named Chief Financial Officer of HG Holdings, Inc. (formerly Stanley Furniture Company, Inc.). Mr. Garner leads Real Estate efforts and private equity investments for the Hale entities. He has also served as Chief Financial Officer of Best Bar Ever, Inc., a protein bar business from 2015-2017. Mr. Garner assisted in raising and structuring a capital investment and successful exit to a strategic partner while overseeing all financial reporting functions during a two-year time horizon. Prior to taking on that role, he spent 10 years in public accounting at Dixon Hughes Goodman LLP (“DHG”), the largest public accounting firm headquartered in the Southeast, as a Senior Tax Manager. At DHG, he served domestic closely held companies (specifically pass-through entities) and individuals. These clients represented a variety of industries including manufacturing and distribution, construction and real estate, and financial institutions. Mr. Garner earned B.S and M.S in Accounting from Wake Forest.

Matthew A. Hultquist. Mr. Hultquist, age 40, has served as the Managing Member of Hillandale Advisors, a private investment and advisory firm that works with private businesses and their owners on strategic growth since January 2017. In June 2018, Matthew joined the Board of Directors of HG Holdings, Inc. (formerly Stanley Furniture Company, Inc.). From 2006 to 2016, Matt served on the investment team as Sasco Capital, Inc., a public equity asset management firm overseeing $4 billion + of assets for public funds, corporations and endowments. Sasco Capital invested in mid to large capitalization public companies across most industries, with jewel businesses, that are undergoing corporate restructuring, transformation, or management change. Matt earned B.S in Finance from Wake Forest University and M.B.A from Columbia Business School.

Jeffrey S. Stewart. Mr. Stewart, age 52, has been the Chairman of the Foursquare Foundation Investment Committee since 2008. Mr. Stewart also currently sits on Morgan Stanley’s North Haven Credit Advisory Board. Mr. Stewart is a highly-experienced portfolio manager with 24 years of experience investing and researching debt and equity, including equity research at IJL and fixed income at First Union, and portfolio management at Babson Capital Management, LLC. Jeff started his career as a United States Marine in 1985. Three time meritoriously promoted, he was awarded a NROTC scholarship in 1988 and attended UNC Chapel Hill, where he received a BSBA with a concentration in finance and a minor in history with distinction.

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

In connection with the Recapitalization, on March 13, 2019, the Company, upon approval from the Board of Directors, terminated Mr. Edwin Stanton from his position as Chief Executive Officer of the Company and Philip Kurlander from his position as Treasurer of the Company, each effective as of March 13, 2019.

On March 19, 2019, the Company accepted the resignation of Mr. Jason D. Post from his position as Vice President of Finance and Corporate Controller of the Company, effective as of March 19, 2019. It is anticipated that Mr. Robert R. Kaplan will resign from his position as Secretary of the Company before March 20, 2019.

ITEM 8. CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

In connection with the Recapitalization, on March 19, 2019, the Company (i) entered into subscription agreements with certain of the Investors for the sale of a total of 1,050,000 shares of the Company’s Series B Preferred Stock for an aggregate purchase price of $10,500,000 (the “Preferred Subscription Agreements”) in a private offering of securities exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 506 of Regulation D promulgated thereunder and (ii) entered subscription agreements with certain of the Investors for the sale of a total of 300,000 shares of the Company’s Common Stock for an aggregate purchase price of $3,000,000 (the “Common Subscription Agreements,” and together with the Preferred Subscription Agreements, the “Subscription Agreements”) in a private offering of securities exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 506 of Regulation D promulgated thereunder. The Subscription Agreements provide for customary representations, warranties and agreements by the Company and the Investors.

Upon the Closing of the Recapitalization, the Investors owned all of the Company’s Series B Preferred Stock and 21.32% of the Company’s Common Stock.

The foregoing is a summary and is qualified in its entirety by the terms of the Subscription Agreements, the terms of which are substantially in the forms filed as Exhibit Nos. 4.1 and 4.2, to this Current Report on Form 1-U and incorporated by reference into this Item 8.

ITEM 9. OTHER EVENTS

Appointment of Officers

Mr. Steven A. Hale II has been nominated to serve as the Company’s new Chief Executive Officer and Chairman of the Board of Directors, and Ms. Jacqlyn Piscetelli has been nominated to serve as the Company’s new Chief Financial Officer, Treasurer and Secretary. It is anticipated that our Board of Directors will appoint Mr. Hale and Ms. Piscetelli to the foregoing respective positions on or about March 20, 2019.

Steven A. Hale II. See biographical information for Mr. Hale under Item 6 above.

Ms. Piscetelli, age 35, served as Chief Financial Officer of Stanley Furniture Company, LLC (“Stanley Furniture”) from March 2018 until January 2019 where she directed all finance and accounting operations. Prior to joining Stanley Furniture, Ms. Piscetelli served as the Financial Executive – Governance for the Financial Management group at BB&T Corporation (“BB&T”) from 2016 to 2018 where she managed BB&T’s Sarbanes-Oxley Section 302 and 404 compliance programs. From 2013 to 2016, Ms. Piscetelli worked in BB&T’s Accounting Policy group where she was primarily responsible for monitoring the issuance of new accounting pronouncements and evaluating their impact on the financial institution. Ms. Piscetelli spent over 7 years in public accounting at Ernst & Young LLP (“EY”) in their Assurance practice. At EY, she served both public and private clients with domestic and foreign operations across a variety of industries including manufacturing and distribution, automotive, retail and financial services. Ms. Piscetelli graduated from Wake Forest University in 2006 with a B.S. and M.S. in Accountancy.

Notice of Nonrenewal of Manager and Adoption of New Investment Guidelines

On March 14, 2019, the Company provided notice to its manager, Holmwood Capital Advisors, LLC (the “Manager”), that the Board of Directors resolved to amend and restate the Company’s investment guidelines (the “Investment Guidelines”) pursuant to the terms of the Company’s management agreement with the Manager (the “Management Agreement”).

In addition, on March 14, 2019, the Company provided notice to the Manager that the Company is electing not to renew the Management Agreement under its terms, effective March 31, 2020, pursuant to the resolve of the Board of Directors.

Exhibits

Exhibit No.	Description of Exhibit

1.1	Articles Supplementary of HC Government Realty Trust, Inc., filed March 14, 2019

1.2	Amended and Restated Bylaws of the Company

4.1	Form of Series B Preferred Stock Subscription Agreement

4.2	Form of Common Stock Subscription Agreement

6.1	Second Amendment to the Amended and Restated Limited Partnership Agreement of HC Government Realty Holdings, L.P., dated March 14, 2019

6.2	Loan Agreement, dated March 19, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and Agent.

6.3	Holding Company Guaranty Agreement, dated March 19, 2019, by HC Government Realty Trust, Inc. and Holmwood Portfolio Holdings, LLC for the benefit of Agent and the Lenders

6.4	Security and Pledge Agreement, dated March 19, 2019, by and among HC Government Realty Holdings, L.P., Holmwood Portfolio Holdings, LLC, HC Government Realty Trust, Inc., Agent and the Lenders

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

By:	/s/ Robert R. Kaplan, Jr.
Name:	Robert R. Kaplan, Jr.
Its:	President
Date:	March 19, 2019

Exhibit Index

Exhibit No.	Description of Exhibit

1.1	Articles Supplementary of HC Government Realty Trust, Inc., filed March 14, 2019

1.2	Amended and Restated Bylaws of the Company

4.1	Form of Series B Preferred Stock Subscription Agreement

4.2	Form of Common Stock Subscription Agreement

6.1	Second Amendment to the Amended and Restated Limited Partnership Agreement of HC Government Realty Holdings, L.P., dated March 14, 2019

6.2	Loan Agreement, dated March 19, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and Agent.

6.3	Holding Company Guaranty Agreement, dated March 19, 2019, by HC Government Realty Trust, Inc. and Holmwood Portfolio Holdings, LLC for the benefit of Agent and the Lenders

6.4	Security and Pledge Agreement, dated March 19, 2019, by and among HC Government Realty Holdings, L.P., Holmwood Portfolio Holdings, LLC, HC Government Realty Trust, Inc., Agent and the Lenders